SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ____________

                                SCHEDULE 13E-4
                               (AMENDMENT NO. 1)
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            RALCORP HOLDINGS, INC.
                               (NAME OF ISSUER)

                            RALCORP HOLDINGS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

         PAR VALUE $.01 COMMON STOCK                       751028-10-1
 (TITLE OF CLASS OF SECURITIES)         (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ____________

                                R. W. LOCKWOOD
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            RALCORP HOLDINGS, INC.
                          800 MARKET ST., SUITE 2900
                           ST. LOUIS, MISSOURI 63101
                                (314) 877-7000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF PERSONS(S) FILING STATEMENT)
                                 ____________

                                  COPIES TO:

                             ROBERT SCHUMER, ESQ.
                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10019
                                (212) 373-3000

                               OCTOBER 16, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                                 ____________


                           CALCULATION OF FILING FEE

             _____________________________________________________


   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
____________________________________________________________________________
           $80,000,000                                       $23,600
____________________________________________________________________________

* Calculated solely for the purpose of calculating the filing fee, based on the purchase of 5,000,000 shares at $16.00 per share.

[  ]    Check  box  if  any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount  Previously  Paid:     Not applicable     Filing party:  Not applicable
Form or Registration No.:     Not applicable     Date Filed:    Not applicable

            _____________________________________________________

                             PURPOSE OF AMENDMENT

The sole purpose of this amendment is to correct a typographical error on the cover page to the Registrant's previously filed Schedule 13E-4. The Registrant is refiling the corrected cover page. The previous filing indicated that the commencement started on December 16, 1998. This amendment changes the date of commencement to October 16, 1998 from December 16, 1998. There are no other changes to the Schedule 13E-4 or the exhibits thereto.


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October  28,  1998

RALCORP  HOLDINGS,  INC.

/s/  J.  R.  Micheletto
__________________________________
(Name)    J.  R.  Micheletto
(Title)  Chief  Executive  Officer